Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May 2017 – January 2018

Commercial focus and lower cost base

THIRD QUARTER November 1, 2017 – January 31, 2018

•	Consolidated net sales amounted to TSEK 656 compared to TSEK 36 in the third quarter the previous year

•	The operating loss was TSEK 25,158 compared to TSEK 34,861 in the third quarter the previous year

•	The net loss after tax amounted to TSEK 29,120 compared to TSEK 39,897 in the third quarter the previous year

•	The loss per share was SEK 0.16 compared to SEK 0.33 in the third quarter the previous year

•	The comprehensive loss was TSEK 29,102 compared to TSEK 39,897 in the third quarter the previous year

THE PERIOD May 1, 2017 – January 31, 2018

•	Consolidated net sales amounted to TSEK 2,326 compared to TSEK 128 in the corresponding period the previous year

•	The operating loss was TSEK 75,707 compared to TSEK 103,070 in the corresponding period the previous year

•	The net loss after tax amounted to TSEK 85,927 compared to TSEK 118,161 in the corresponding period the previous year

•	The loss per share was SEK 0.53 compared to SEK 1.05 in the corresponding period the previous year

•	The comprehensive loss was TSEK 85,920 compared to TSEK 118,148 in the corresponding period the previous year

•	The company has secured financing of MSEK 28 through convertible debt instruments

•	Paclical approved in Kazakhstan

•	Loan of MSEK 108 secured

EVENTS AFTER CLOSING DAY

•	All patients completed treatment in Docecal’s two ongoing studies

COMMENTS FROM THE CEO

Dear Shareholders,

Sales of Paclical in Russia has started and we shipped products to our distributor in both November and January. The manufacturing costs for the product is invoiced at shipment and later a share of the profits, which is a considerably larger amount, is received in arrears. The actual revenue will become increasingly visible during the year when profits are shared. Our partner, Hetero Group, has laid the foundation for growth and is making investments, amongst other things by increasing the number of sales staff dedicated to the product. We now confidently look forward to steadily increasing sales.

The supplementary analysis of data from a previously performed PK study which EMA requested as part of the registration process for Apealea has now been completed and we expect to receive notification from EMA in April. As stated previously, the specific question does not concern our phase III study regarding ovarian cancer. In parallel we are working on developing a registration application for Apealea for the American market. We assess that the feedback that we have received from the European Medicines Agency will reduce the time taken for the regulatory process in the US.

Development of Docecal is proceeding according to plan. Docecal is based on the cytostatic docetaxel, in combination with XR17. Docetaxel is the main substance in Taxotere®, which is the single most sold cytostatic product ever, with peak sales of USD 3 billion in 2009. A phase I, so-called PK crossover study and a randomized clinical study, both in comparison with Taxotere, are ongoing for the indication of metastatic breast cancer. Both these studies are approaching the final phase as all of the 228 patients in total have now completed treatment. The randomized study will form the basis for the sales and marketing submission in Russia, as well as the registration discussions in other countries.

AdvaVet Inc., Oasmia’s American subsidiary, is being prepared for listing on the NASDAQ Capital Market in New York. The process regarding the listing prospectus is ongoing and we expect to submit it to the Securities and Exchange Commission, SEC, shortly. The American market is the most important market for veterinary drugs. By listing AdvaVet, Inc. we intend to give the subsidiary a stable financial foundation in order to be able to commercialize our veterinary products, Paccal Vet and Doxophos Vet.

Furthermore, the company has secured extended financing by signing an agreement to replace the loan we have from Nexttobe AB in May. The existing loan will be replaced by a loan of MSEK 108, which will mainly come from Arwidsro Investment AB, formerly Granitplattan AB, currently our largest shareholder. The company’s cost cutting programme continues to have an impact and the cost mass has decreased significantly compared with the same period the previous year.

Everyone at Oasmia has high expectations of what 2018 will bring for the company. The focus is now on accelerating commercialization by growing sales in Russia, obtaining further market approvals and establishing AdvaVet in the American market.

CEO

Mikael Asp